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                             December 3, 2021

       Caren Currier
       CEO, President, Secretary, Treasurer, Director
       KAT EXPLORATION, INC.
       2313 Hollyhill Lane
       Denton, TX 76205

                                                        Re: KAT EXPLORATION,
INC.
                                                            Amentment No. 1 to
                                                            Registration
Statement on Form 10
                                                            Filed November 15,
2021
                                                            File No. 000-56352

       Dear Ms. Currier:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed November 15, 2021

       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

   1. We note your response to comments 1 and 2. We also note you deleted disclosure that your officers and
directors own over 71% of your common stock. Please tell us whether you have any holders of
over 5% of your common stock
       Item 11. Description of Registrants Securities to be Registered , page
15

   2. We note your response to prior comment 3. We also note Exhibit 3.2, which indicates you are authorized to issue
1000 shares of Series C Super Voting Preferred stock. Please revise
                                                        Item 11 to identify all
series of preferred, describe their terms and file the instruments defining the rights of
such securities holders.
 Caren Currier
KAT EXPLORATION, INC.
December 3, 2021
Page 2
Item 13. Financial Statements and Supplementary Data, page 17

3. Please revise your filing to include updated financial statements. Please refer to Rule 8-08 of Regulation S-X.
Exhibits

4. We note your response to prior comment 4 indicating that you have filed the related party agreements. However, we are unable to find them filed as exhibits. Please file your agreements with executive officers, directors and promoters. See Item 601(b)(10)(ii)(A) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameCaren Currier                                Sincerely,
Comapany NameKAT EXPLORATION, INC.
                                                               Division of
Corporation Finance
December 3, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName